UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the year ended December 31, 2007.
OR

☐	Transition Report under Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from to .
Commission File Number: 000-24947
United Commercial Bank
Savings Plus Plan
(Full title of the plan)
UCBH Holdings, Inc.
555 Montgomery Street
San Francisco, CA 94111
(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office)

UNITED COMMERCIAL BANK SAVING PLUS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
United Commercial Bank Savings Plus Plan:
We have audited the accompanying financial statements (modified cash basis) of the United Commercial Bank Savings Plus Plan (the Plan) as of December 31, 2007 and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Commercial Bank Savings Plus Plan as of December 31, 2007 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis), as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As described in Note 2 to the financial statements, the accompanying financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

/s/ Louie & Wong LLP
LOUIE & WONG LLP
Certified Public Accountants
San Francisco, California
May 27, 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
United Commercial Bank Savings Plus Plan:
We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the United Commercial Bank Savings Plus Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As described in Note 2, this financial statement is prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America and on the basis of accounting described in Note 2.
/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
June 20, 2007

UNITED COMMERCIAL BANK SAVINGS PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 2007
(WITH COMPARATIVE FINANCIAL INFORMATION AS OF DECEMBER 31, 2006)

	2007	2006
ASSETS:
Investments, at fair value	$78,055,770	$54,805,037

Participant loans	613,432	343,311

Total assets held for investment purposes, at fair value	78,669,202	55,148,348

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	37,489	144,529

NET ASSETS AVAILABLE FOR BENEFITS	$78,706,691	$55,292,877

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with this statement.

UNITED COMMERCIAL BANK SAVINGS PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
FOR THE YEAR ENDED DECEMBER 31, 2007

2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income -
Interest and dividends	$4,749,293
Net depreciation in fair value of investments	(2,828,332)

Total investment income	1,920,961

Contributions -
Participants	6,817,549
Employer	1,664,373
Rollovers	176,609

Total contributions	8,658,531

Total additions	10,579,492

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals and benefits paid to participants	3,024,002
Administrative expenses	10,482

Total deductions	3,034,484

Net increase	7,545,008

TRANSFER OF NET ASSETS	15,868,806

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	55,292,877

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$78,706,691

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with this statement.

UNITED COMMERCIAL BANK SAVINGS PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
(MODIFIED CASH BASIS)
DECEMBER 31, 2007
1.	Description of Plan
          The following description of the United Commercial Bank Savings Plus Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
          General — The Plan is a defined contribution plan, covering substantially all eligible employees of United Commercial Bank (the “Company”) who are not union employees covered by a collective bargaining agreement, non-resident aliens who have no earned income from sources within the United States other than non-resident aliens who became an employee as a result of the Company’s acquisition of Asian American Bank, and who are not leased employees. The Plan was established on August 1, 1988 and was subsequently amended and restated mainly to comply with regulatory changes. The Plan was amended and restated effective January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974.
          In December, 2006 and May, 2007, Summit Bank Corporation (“SBC”) and The Chinese American Bank (“CAB”) were acquired by the Company. SBC-sponsored 401(k) plan and CAB-sponsored 401(k) plan with assets of $5,854,224 and $10,014,582 were transferred to the Plan in July, 2007 and October, 2007, respectively.

          Contributions — Participants may contribute up to 50% of their eligible annual compensation, as defined in the Plan, subject to the Internal Revenue Code Limitations of $15,500 in 2007 on the first day of the month coinciding with or following their hire dates. Participants, who are at least age 50 or older by the end of the calendar year, may also make additional contributions (“catch-up contributions”) of $5,000 in 2007. The catch-up contributions are excluded from eligibility for matching contributions.
          The Company shall make a regular matching contribution to the Plan for each contribution period, as defined, on behalf of each of its participants on the first day of the month following three months of service. The amount of such regular matching contributions shall be equal to 50% of the participants’ tax-deferred contribution made for the contribution period on behalf of such participant, not to exceed $2,000 annually. The Company made a regular matching contribution of $1,664,373 during the year ended December 31, 2007.
          Participant Accounts — Each participant’s account is credited with the participant’s contribution, allocations of regular matching contribution by the Company, Plan earnings, and charged with an allocation of administrative expenses. Administrative expenses will be allocated either proportionally based on the value of the account balances or as an equal dollar amount based on the number of participants in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
          Vesting — Participants are immediately vested in their elective deferrals and rollover, plus actual earnings thereon. A participant’s vested interest in the regular matching contribution allocated to his or her account shall be determined in accordance with the following schedule:

Years of Service	Percentage Vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%
          For the above purpose, a “year of service” is a plan year in which the participant completes 1,000 hours at any time during the year.
          Participant Loans — The Plan allows the participants to borrow a portion of the balance in their plan accounts, subject to the approval of the Plan administrator. A participant may borrow an amount not to exceed the lesser of 50% of his or her total vested account balance or $50,000, less the highest outstanding loan balance during the previous twelve-month period. The term for repayment of any loan may not exceed five years, unless the loan is used to purchase a primary residence which may be repaid within a ten year-period. The loans are secured by the balance in the participants account and bear interest at rates that range from 4.00% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest repayments are paid ratably through payroll deductions.
          Withdrawals and Benefits Paid to Participants — In the event of a termination of employment due to death, disability, retirement or for other reasons, a participant will be entitled to receive his or her vested account balance in lump sum amount. If the value of the participant’s vested account balance exceeds $1,000, distribution of such vested interest shall not commence to such participant without the participant’s written consent. If the value of the participant’s vested account balance is equal to or less than $1,000, distribution of such vested interest shall be made to the participant in a single lump sum payment or through a direct rollover as soon as reasonably practicable.

          The total withdrawals and benefits paid to participants were $3,024,002 during the year ended December 31, 2007.
          Rollover Contributions — Participants may rollover part or all of eligible rollover distribution participants received from a prior employer’s qualified plan.
          Forfeited Accounts — Forfeited nonvested accounts will be allocated as a discretionary matching contribution to participants who receive a regular matching contribution during the year. The allocation is on a pro rata basis based on the participant’s regular matching contribution. The forfeited account balance is allocated in the year following the plan year in which the forfeiture occurs. The forfeited account balance was $59,267 and $72,825 as of December 31, 2007 and 2006, respectively. The forfeited balance of $72,825 was allocated to participants in 2007.
          Administrative Expenses – A wrap fee of $5,408 for Vanguard Fund and redemption and loan fees of $5,074 were allocated to the participants.
2.	Summary of Significant Accounting Policies
          Basis of Accounting — The accompanying financial statements have been prepared on the modified cash basis of accounting. Certain revenues and the related assets are recognized when received, rather than when earned, and certain expenses are recognized when paid, rather than when the obligation is incurred. Accordingly, the accompanying financial statements do not include employee contributions receivable of $211,966 and $171,730 and employer contributions receivable of $30,028 and $23,100 as of December 31, 2007 and 2006, respectively.
          Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Wherever possible, the fair values of the Plan’s investments are based on observable market prices or parameters derived from such prices or parameters. All investments are held by Wells Fargo, as trustee and custodian. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
          In December, 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP).
          The FSP requires that investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
          Payment of Benefits — Benefits are recorded when paid.

          Reclassification — Certain items in the prior year financial statements have been reclassified to conform to current year presentation. Such reclassification had no effect on the previously reported statement of net assets available for benefits.
          New Accounting Pronouncement — In September 2006, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
          It does not create or modify any current generally accepted accounting principles requirements to apply fair value accounting. However, it provides a single definition for fair value that is to be applied consistently for all prior accounting pronouncements. SFAS No. 157 was effective for fiscal periods beginning after November 15, 2007. On February 12, 2008, the FASB delayed the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for benefits.

3.	Investments
          The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 (with comparative information as of December 31, 2006).

	2007	2006
Wells Fargo Collective Stable Fund	$12,458,884	$10,178,979
UCBH Holdings, Inc. Common Stock	7,789,848	6,730,543
Fidelity Advisor Diversified International	7,822,931	3,685,839
Wells Fargo Advantage Moderate Balanced	6,910,133	1,856,595
Vanguard 500 Index	6,485,525	4,438,303
Wells Fargo Advantage Growth Balanced	5,968,810	4,333,122
Janus Adviser Forty	5,405,367	1,231,286
Goldman Sachs Mid Cap Value	5,047,905	4,305,505
Other funds individually less than 5% of net assets	20,166,367	18,044,865

Investments, at fair value	78,055,770	54,805,037

Participant loans	613,432	343,311

Total assets held for investment purposes at fair value	78,669,202	55,148,348

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	37,489	144,529

Total assets held for investment purposes at fair value	$78,706,691	$55,292,877

          Participants may elect to have their account balance invested in a single investment fund or in any combination of investment funds. The investment funds are held and managed by Wells Fargo Bank, the Plan’s trustee (custodian). The Company has no authority on how each fund is managed or invested.

          The Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in fair value by $2,828,332 during the year ended December 31, 2007 as follows

Mutual funds	$(1,942,850)
Common stock fund	(1,413,583)
Common/collective trust	528,101

$(2,828,332)

4.	Related Party Transactions
          Plan assets include certain investments being managed by Wells Fargo Bank, the Plan’s trustee (custodian) as of December 31, 2007. As the trustee (custodian), Wells Fargo Bank performs administrative functions such as handling contributions and benefit payments. Accordingly, such transactions are considered related party transactions. In addition, the Company personnel and facilities are used to perform various administrative functions on behalf of the Plan, with no charge to the Plan.
          As allowed by the Plan, participants may elect to invest a portion of their deferrals, employer matching contributions or rollovers in the UCBH Holdings, Inc. common stock fund (the “Fund”), which is primarily invested in shares of UCBH Holdings, Inc. common stock. The balance of the Fund is made up of the Wells Fargo Short Term Investment, which totaled $562,361 and $437,259 at December 31, 2007 and 2006, respectively. The shares of UCBH Holdings, Inc. common stock are traded in the open market. The total contributions to the Fund amounted to $1,005,922 for the year ended December 31, 2007. All contributions to the Fund in 2007 were made in cash. The fair market value of the Fund was $8,352,209 and $7,167,802 at December 31, 2007 and 2006, respectively.

5.	Plan Termination
          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue or amend its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.
6.	Income Tax Status
          The Plan obtained its latest favorable opinion letter dated, August 30, 2001, in which the Internal Revenue Service stated that the Prototype Non-Standardized Profit Sharing Plan, which the Company adopted, is acceptable with the applicable requirements of the Internal Revenue Code. Such an opinion, however, does not constitute a ruling or determination on the Plan’s qualification under the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes had been included in the Plan’s accompanying financial statements.
7.	Risks and Uncertainties
          The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Subsequent Events
          Subsequent to year-end, the fair value of the Plan’s investments decreased approximately $6 million. The decrease was due primarily to the decline of approximately $5 million in the fair value of the UCBH Stock Fund.
          Effective April 1, 2008, the Plan changed the Employer matching contribution to 100% of each participant’s deferral contributions, not to exceed 5% of each participant’s compensation for the Plan year. Also effective April 1, 2008, the Employer matching contributions vesting schedule changed from a 5-year graded vesting schedule to an immediate vesting schedule. In addition, a participant who is actively employed on April 1, 2008 shall be 100% vested at all times in all current account balances in the Plan.
          Beginning May 27, 2008, the following changes were made to the Plan’s investment alternatives. The Columbia Small Cap Value Z fund and Vanguard Small Cap Growth Index fund were added as investment alternatives.

SUPPLEMENTAL SCHEDULE

UNITED COMMERCIAL BANK SAVINGS PLUS PLAN
Employer Identification Number: 94-3009408
Plan Number: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(a)	(b)	(c)	(d)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Current Value
*	Wells Fargo Collective Stable Fund	Common/collective trust	$12,496,373
*	UCBH Holdings, Inc.	Corporate common stock	7,789,848
	Fidelity Adv Diversified International	Registered investment company	7,822,931
*	Wells Fargo Advantage Moderate Balanced	Registered investment company	6,910,133
	Vanguard 500 Index (Signal)	Registered investment company	6,485,525
*	Wells Fargo Advantage Growth Balanced	Registered investment company	5,968,810
	Janus Adviser Forty (S)	Registered investment company	5,405,367
	Goldman Sachs Mid Cap Value	Registered investment company	5,047,905
*	Wells Fargo Advantage Diversified Equity	Registered investment company	3,624,402
*	Wells Fargo Advantage Large Cap Appreciation	Registered investment company	2,866,884
*	Wells Fargo Advantage Aggressive Allocation	Registered investment company	2,802,350
	Federated Total Return Govt Insv	Registered investment company	2,800,212
	Vanguard Extended Market Index	Registered investment company	2,282,024
*	Wells Fargo Advantage Diversified Small Cap	Registered investment company	2,038,063
	American Beacon Large Cap Value	Registered investment company	1,647,850
*	Wells Fargo Advantage Total Return Bond	Registered investment company	885,497
*	Wells Fargo Advantage Conservative Allocation	Registered investment company	656,724
*	Wells Fargo Short Term Investment	Registered investment company	562,361
*	Participant Loans	Interest rates ranging 4.00% to 9.25%	613,432

			$78,706,691

*	Investment managed by party-in-interest to the Plan.
The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with this schedule.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the United Commercial Bank Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2008	United Commercial Bank Savings Plus Plan
	By:	/s/ Craig S. On
Craig S. On
Senior Vice President Interim Chief Financial Officer

United Commercial Bank Savings Plus Plan
Exhibit Index

Exhibit
Number	Document Description

23.1	Consent of Louie & Wong LLP Certified Public Accountants

23.2	Consent of Mohler, Nixon & Williams Accountancy Corporation